NEW ISSUE:

Bank of Montreal's Capped Buffer Enhanced Return Notes

Linked to a Basket of Three Indices

SEC File No. 333-285508 | September 03, 2024

These notes do not guarantee the return of your principal at maturity

NOTE INFORMATION

Issuer:	Bank of Montreal
Minimum Investment:	$1,000 (and $1,000 increments thereafter)
Issue:	ELN-4803
CUSIP:	06376FBU2
Term:	Approximately 5 Years

DATES

Offering Period Closes:	September 08, 2025
Pricing Date:	On or about September 08, 2025
Settlement Date:	On or about September 11, 2025
Valuation Date:	On or about September 06, 2030
Maturity Date:	On or about September 11, 2030

REFERENCE ASSET

The Reference Asset is an equally weighted basket consisting of the following indices (the "Basket" and the underlying indices, the "Basket Components"):

Basket Component	Bloomberg Ticker	Weighting Percentage	Initial Basket Component Level
The S&P 500® Index	SPX	33.33%	With respect to each Basket Component, its closing level on the Pricing Date.
The Russell 2000® Index	RTY	33.33%	
The Dow Jones Industrial Average®	INDU	33.33%	

TERMS

Payment at Maturity: If the Final Level of the Basket is greater than its Initial Level and the Percentage Change of the Basket multiplied by the Upside Leverage Factor is greater than or equal to the Maximum Return, the payment at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

If the Final Level of the Basket is greater than or equal to its Initial Level and the Percentage Change of the Basket multiplied by the Upside Leverage Factor is less than the Maximum Return, then the amount that investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

$1,000 + [$1,000 x (Percentage Change x Upside Leverage Factor)]

If the Final Level of the Basket is less than its Initial Level, but is not less than its Buffer Level, then investors will, for each $1,000 in principal amount of the notes, receive the principal amount of $1,000 and no additional return.

If the Final Level of the Basket is less than its Buffer Level, then the amount that investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

$1,000 + [$1,000 x ((Percentage Change + Buffer Percentage) x Downside Leverage Factor)]

In this case, investors will lose approximately 1.1765% of their principal for each 1% that the Final Level of the Basket declines from its Initial Level in excess of 15.00%. You may lose all of the principal amount of your notes.

Upside Leverage Factor:	123.00%
Downside Leverage Factor:	A percentage equal to the quotient of 100% divided by 85% (approximately 117.65%)
Maximum Return:	80.00%
Maximum Redemption Amount	$1,800.00
Buffer Level:	85.00, which is 85.00% of the Initial Level.
Buffer Percentage:	15.00% Accordingly, you will receive the principal amount of your notes at maturity only if the level of the Basket does not decrease by more than 15.00% over the term of the notes. If the Final Level of the Basket is less than its Buffer Level, you will receive less than the principal amount of your notes at maturity and you could lose up to 100.00% of the principal amount of your notes.
Call Level:	100.00% of the Initial Level.
Initial Level:	100.00
Final Level:	The Basket Closing Level on the Valuation Date.
Percentage Change:	The sum of the Weighted Percentage Change for each Basket Component.
Weighted Percentage Change:	With respect to each Basket Component, the product of (a) its Weighting Percentage and (b) its Component Change.
Component Change:	With respect to each Basket Component, the quotient, expressed as a percentage, of the following formula: (Final Basket Component Level - Initial Basket Component Level) / Initial Basket Component Level

INVESTMENT OBJECTIVE

The objective of the notes is to provide clients the potential for leveraged participation in any upside performance of the Basket, while offering limited downside protection against a slight to moderate decline in the Basket over the term of the notes. As such, the notes may be suitable for investors with a bullish view of the Basket over the term of the notes. The performance of the notes may not be consistent with the investment objective.

Please see page 3 for additional information about the terms included on this cover page and on page 2, and how your investment may be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (see hyperlink below).

This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, the pricing supplement dated September 02, 2025, the Product Supplement dated March 25, 2025 , the Prospectus Supplement dated March 25, 2025 , and to the Prospectus dated March 25, 2025 .

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2 Investors in these notes could lose a substantial portion or all of their investment at maturity if there has been a decline in the market value of the Basket and the Final Level of the Basket is less than its Buffer Level. We urge you to carefully review the documents described in “Additional Information” below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision. Principal at Risk: The notes will not be listed on any securities exchange. Although not obligated to do so, BMO Capital Markets Corp. (or one of its affiliates), plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested. Secondary Market: The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates. • You could lose up to 100% of the principal amount of your notes. If the Final Level of the Basket is less than its Buffer Level, you will lose approximately 1.1765% of the principal amount for each 1% that the Final Level of the Basket is less than its Initial Level in excess of the Buffer Percentage. •Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the level of the Basket. • Changes in the level of one or more Basket Components may be offset by changes in the level of one or more other Basket Components. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • Owning the notes is not the same as a hypothetical direct investment in the Basket or owning a security directly linked to the Basket or Basket Components. • You will not have any shareholder rights and will have no right to receive any shares of the stocks included in the Basket Components at maturity. • We have no affiliation with the sponsor of any Basket Component and will not be responsible for their actions. • Changes that affect each Basket Component will affect the market value of the notes and the amount you will receive at maturity. Adjustments to a Basket Component could adversely affect the notes. The sponsor of a Basket Component may make adjustments, discontinue or suspend calculations or publication of that Basket Component, or discontinue of suspend maintenance of that Basket Component at any time. • You must rely on your own evaluation of the merits of an investment linked to the Basket. • The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer. • Our and our affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes. • Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party. • The terms of the notes are not determined by reference to the credit spreads for our conventional fixed - rate debt. • The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. • The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. • An investment in the notes is subject to risks associated in investing in stocks with a small market capitalization. Selected Risk Considerations:

3 Hypothetical Calculations for the Payment at Maturity: Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes The following table illustrates the hypothetical payments on a note at maturity. The hypothetical payments are based on a $1, 000 investment in the note, a hypothetical Initial Level of 100.00, a hypothetical Buffer Level of 85.00 (85.00% of the hypotheti cal Initial Level), a Downside Leverage Factor of approximately 117.65%, the Maximum Return of 80.00%, the Maximum Redemption Amount of $1,800.00, and a range of hypothetical Final Levels and the effect on the payment at maturity. The hypothetical examples shown below are intended to help you understand the terms of the notes. The actual cash amount that yo u will receive at maturity will depend upon the Final Level of the Basket. You may lose some or all of the principal amount at matur ity . These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay i n connection with your purchase of the notes.

Additional Information The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Ins urance Corporation or by any other U.S. or Canadian governmental agency or instrumentality. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsec tio n 39.2(2.3) of the Canada Deposit Insurance Corporation Act. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approve d t hese notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement , p rospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you in vest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed w ith the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting th e S EC’s web site at http://www.sec.gov . Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by cal lin g its agent toll - free on 1 - 877 - 369 - 5412 or emailing investor.solutions@bmo.com . The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Iss uer’s preliminary pricing supplement dated September 02, 2025 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to the m in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates . Information about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • Preliminary Pricing Supplement dated September 02, 2025: https://www.sec.gov/Archives/edgar/data/927971/000183988225048113/bmo4803_fwp - 27015.htm • Product Supplement dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000121465925004741/g324250424b2.htm • Prospectus Supplement dated March 25, 2025 and Prospectus dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” r efe rs to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or di spo sition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations — Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Cert ain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation. 4